                                                                  Exhibit 19.1



To Our Stockholders, Customers, and Employees

     Mueller's net income in the first quarter of 2008 increased forty-five percent to $27.4 million, or 73 cents per diluted share. This compares with $18.9 million, or 51 cents per diluted share, for the same period of 2007. First quarter net sales for 2008 were $704.1 million compared with $609.8 million in 2007. The increase in net sales was primarily attributable to acquired businesses. The change in net sales was also affected by the increased cost of copper, the Company's principal raw material, which was largely passed through to customers, offset by lower unit volume. The COMEX average price of copper was $3.53 per pound in the first quarter of 2008, which compares with $2.70 in the first quarter of 2007.

     Our Plumbing & Refrigeration segment posted operating earnings of $25.1 million on net sales of $383.9 million, which compares with prior year earnings of $26.9 million on net sales of $370.0 million. Operating results were affected by lower unit volumes and spreads in copper tube and DWV plastic fittings. Other key product lines performed well.

     Our OEM segment posted operating earnings of $25.6 million during the first quarter of 2008 on net sales of $326.2 million, which compares with operating earnings of $5.5 million on net sales of $243.7 million for the same period in 2007. The acquisition of Extruded Metals, a brass rod mill, at the end of February 2007, was an important contributor to the improvement in our operating income during the quarter. We believe there are additional opportunities to rationalize production as we integrate our brass rod mill operations.

     The housing construction market continues to contract. Housing starts have already declined almost 60 percent over the past 2 1/2 years. However, we believe the market is close to a bottom, and that it will soon commence a gradual, but perhaps fitful, improvement. Mortgage rates remain at historically low levels and will provide an incentive for buyers to return to the housing market.

     On the other hand, the private non-residential construction market, an important market for Mueller, continues to show strength. So far this year it has grown at an annualized rate of 13 percent.

     Economists are divided over whether our nation has entered into a recession. If, in fact, we are in a recession, our goal is to emerge from the downturn, a stronger and more formidable competitor.

     As you know, the undersigned, Bill O'Hagan, Chief Executive Officer, has recently been successfully treated for lung cancer that is presently in remission. My rehabilitation treatments are going well and I look forward to seeing you in Memphis at our Annual Meeting of Stockholders scheduled for May 1, 2008.

Very Truly Yours,

   /s/Harvey L. Karp                      /s/William D. O'Hagan
   Harvey L. Karp                         William D. O'Hagan
   Chairman of the Board                  President and Chief Executive Officer

April 22, 2008



     Statements in this release that are not strictly historical may be "forward-looking" statements, which involve risks and uncertainties. These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company's SEC filings.








































                                     -2

                 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share data)
                                               For the Quarter Ended
                                         March 29, 2008          March 31, 2007
                                                     (Unaudited)
Net sales                                $   704,108             $   609,782

Cost of goods sold                           611,797                 536,578
Depreciation and amortization                 10,984                  10,966
Selling, general, and
   administrative expense                     38,291                  34,927
                                          ----------              ----------

Operating income                              43,036                  27,311
Interest expense                              (5,467)                 (5,494)
Other income, net                              4,017                   4,953
                                          ----------              ----------
Income before taxes                           41,586                  26,770
Income tax expense                           (14,231)                 (7,857)
                                          ----------              ----------

Net income                               $    27,355             $    18,913
                                          ==========              ==========

Basic earnings per share:
   Weighted average shares
     outstanding                              37,089                  37,027
                                          ==========              ==========

Basic earnings per share                 $      0.74             $      0.51
                                          ==========              ==========

Diluted earnings per share:
   Weighted average shares
     outstanding plus assumed
     conversions                              37,281                  37,144
                                          ==========              ==========

Diluted earnings per share               $      0.73             $      0.51
                                          ==========              ==========

Dividends per share                      $      0.10             $      0.10
                                          ==========              ==========

                    CONDENSED CONSOLIDATED BALANCE SHEETS
                               (In thousands)
                                         March 29, 2008      December 29, 2007
                                                     (Unaudited)
Assets

Cash and cash equivalents                $   274,280             $   308,618
Accounts receivable, net                     386,607                 323,003
Inventories                                  273,596                 269,032
Other current assets                          47,256                  39,694
                                          ----------              ----------

     Total current assets                    981,739                 940,347

Property, plant, and equipment, net          306,982                 308,383
Other assets                                 201,250                 200,474
                                          ----------              ----------
                                         $ 1,489,971             $ 1,449,204
                                          ==========              ==========

Liabilities and Stockholders' Equity

Current portion of long-term debt        $    69,885             $    72,743
Accounts payable                             151,840                 140,497
Other current liabilities                    125,113                 121,813
                                          ----------              ----------

     Total current liabilities               346,838                 335,053

Long-term debt, less current portion         282,242                 281,738
Pension and postretirement liabilities        35,803                  36,071
Environmental reserves                         8,893                   8,897
Deferred income taxes                         52,287                  52,156
Other noncurrent liabilities                   1,949                   2,029
                                          ----------              ----------

     Total liabilities                       728,012                 715,944

Minority interest in subsidiaries             24,171                  22,765

Stockholders' equity                         737,788                 710,495
                                          ----------              ----------

                                         $ 1,489,971             $ 1,449,204
                                          ==========              ==========









                                     -4-